Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) under the

Securities Exchange Act of 1934

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: April 23, 2015

Sprott Intends to Make Exchange Offers for Central GoldTrust
and Silver Bullion Trust Units

•	Sprott intends to offer the exchange of Sprott Physical Gold Trust and Sprott Physical Silver Trust units for Central GoldTrust and Silver Bullion Trust units, respectively, on a NAV to NAV basis
•	The exchange offers would occur simultaneously with, and be conditional on successful, consent solicitations of Central GoldTrust and Silver Bullion Trust unitholders to authorize qualifying exchange transactions, which transactions would generally occur on a tax-deferred basis for U.S. and Canadian holders of Central GoldTrust and Silver Bullion Trust units
•	Central GoldTrust and Silver Bullion Trust unitholders will benefit from Sprott’s superior investment platform and its Trusts’ physical redemption features – which Sprott expects will result in a meaningful reduction in the current NAV discount impacting the unitholders’ investment
•	Based on the relative trading values to NAV of the Sprott Physical Trusts, the proposed exchange offer would unlock US$3.33 per unit for Central GoldTrust unitholders. For Silver Bullion Trust unitholders, the proposed transaction would unlock US$0.96 per unit. Together, the offers would unlock US$69.5 million in unitholder value
•	The aggregate value of these proposed transactions would be approximately US$898 million and the resulting Sprott Physical Trusts would be highly-liquid, best-in-class bullion vehicles managed by a firm with a globally-recognized precious metals franchise

Toronto, Ontario, Canada – April 23, 2015 – Sprott Asset Management LP (“Sprott”) has been monitoring the ongoing solicitations of unitholders of Central GoldTrust (“GTU”)( NYSEMKT: GTU / TSX: GTU-U) and Silver Bullion Trust (“SBT”) (TSX:SBT-U) in connection with unitholder proposals to amend the unit redemption provisions of GTU and SBT to resemble those of Sprott Physical Gold Trust (NYSE: PHYS / TSX: PHY.U) and Sprott Physical Silver Trust (NYSE: PSLV / TSX: PHS.U) (the “Sprott Physical Trusts”).

Sprott today announced that it intends, together with Sprott Physical Gold Trust, to commence an offer (the “GTU Exchange Offer”) to acquire all of the outstanding units of GTU and, together with Sprott Physical Silver Trust, to commence an offer (the “SBT Exchange Offer”) to acquire all of the outstanding units of SBT.

“Through our Physical Trusts, Sprott is committed to providing unitholders with access to a secure, convenient and exchange-traded way to hold physical gold and silver. We have the proven track record and the best-in-class platform needed to address the persistent trading discounts experienced by GTU and SBT unitholders,” said John Wilson, CEO of Sprott Asset Management LP. “Sprott is offering GTU and SBT unitholders an opportunity to move into investment vehicles that have consistently outperformed GTU and SBT, while also benefiting from increased liquidity, physical redemption features and significantly larger asset bases.”

The consideration to be offered under the GTU Exchange Offer and SBT Exchange Offer (the “Exchange Offers”) will consist of units of Sprott Physical Gold Trust and Sprott Physical Silver Trust, respectively, on a Net Asset Value (“NAV”) to NAV exchange basis. Simultaneously with each Exchange Offer, Sprott also intends to solicit written consents from unitholders of GTU and SBT in order to effect a “qualifying exchange” transaction whereby substantially all of the assets and liabilities of GTU and SBT, including their physical bullion, would be transferred to Sprott and the applicable Sprott Physical Trust for units of that Sprott Physical Trust, and immediately thereafter all outstanding units of GTU and SBT would be redeemed for those Sprott Physical Trust units received by GTU and SBT as part of the relevant qualifying exchange transaction. Each qualifying exchange transaction would generally occur on a tax-deferred basis for U.S. and Canadian holders of GTU and SBT units. The consent solicitation would also

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seek to effect a reduction in the percentage tender required for compulsory acquisitions under GTU’s and SBT’s respective declarations of trust to 66 2/3%.

If successful, each Exchange Offer and its related consent solicitation would ultimately result in (i) the applicable Sprott Physical Trust acquiring the physical bullion assets of GTU and SBT and (ii) current unitholders of GTU and SBT receiving units of that Sprott Physical Trust. Sprott has no intention of holding any units of GTU or SBT, other than as would be necessary to facilitate the acquisition of physical bullion by the Sprott Physical Trusts and the Sprott Physical Trusts will not acquire or hold any units of GTU of SBT.

Pekin Singer Strauss Asset Management, Inc., a US-based investment advisor and GTU’s largest reported unitholder, controlling approximately 7% of the outstanding units of GTU on behalf of its separately managed accounts and Appleseed Fund, has expressed support for the proposed exchange offerings.

Based on closing prices on April 22, 2015 on Toronto Stock Exchange and NYSE Arca, respectively, SBT units are trading at a -10.3% discount to NAV while Sprott Physical Silver Trust units are trading at a 1.07% premium to NAV. GTU units are trading at a -7.6% discount to NAV, while Sprott Physical Gold Trust units are trading at a -0.37% discount to NAV, based on closing prices on April 22, 2015 on the NYSE MKT and NYSE Arca, respectively. These spreads have been relatively consistent over a prolonged period of time.

See table below:

Average Monthly Trading Premium/Discount to NAV(1)

	PHYS	GTU	Sprott Advantage	PSLV	SBT	Sprott Advantage
April 2015 (1-22)	-0.38%	-7.91%	7.53%	0.65%	-10.08%	10.73%
March 2015	-0.16%	-7.65%	7.49%	1.72%	-8.64%	10.36%
February 2015	0.19%	-5.57%	5.76%	3.22%	-8.10%	11.32%
January 2015	-0.23%	-5.84%	5.61%	1.85%	-9.01%	10.86%
December 2015	-0.46%	-8.67%	8.21%	0.61%	-8.83%	9.44%
November 2014	-0.54%	-10.49%	9.95%	3.82%	-8.81%	12.63%
October 2014	-0.59%	-8.00%	7.41%	4.17%	-6.39%	10.56%
September 2014	-0.55%	-6.68%	6.13%	4.13%	-7.44%	11.57%
August 2014	-0.41%	-4.78%	4.37%	3.88%	-6.91%	10.79%

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July 2014	-0.36%	-3.92%	3.56%	3.35%	-6.96%	10.31%
June 2014	-0.43%	-3.42%	2.99%	2.54%	-7.34%	9.88%
May 2014	-0.40%	-3.46%	3.06%	2.82%	-6.28%	9.10%
April 2014	-0.34%	-5.44%	5.10%	1.90%	-7.13%	9.03%
March 2014	-0.16%	-4.87%	4.71%	3.09%	-6.92%	10.01%
February 2014	-0.11%	-3.94%	3.83%	3.68%	-6.40%	10.08%
January 2014	-0.37%	-5.24%	4.87%	1.57%	-8.97%	10.54%

(1) Based on the average daily closing prices on the NYSE Arca (PHYS and PSLV), the NYSE MKT (GTU) and the Toronto Stock Exchange (SBT).

The Sprott Physical Trusts provide a secure, convenient, and exchange-traded alternative for investors who want to hold physical gold bullion or physical silver bullion and offer a number of additional advantages over GTU and SBT.

	Sprott Physical Trusts	GTU/SBT
Enhanced Liquidity	✓	✗
Global Brand Recognition	✓	✗
Physical Redemption Feature	✓	✗
Custodied by the Royal Canadian Mint	✓	✗
Ongoing Marketing Support	✓	✗

“The persistent trading discounts at GTU and SBT are, in part, a result of punitive redemption provisions that force unitholders to redeem their units below NAV,” added Mr. Wilson. “But, in our view, a physical redemption feature alone will not be enough to address these persistent discounts. This also requires a manager willing to commit meaningful capital and qualified personnel to active product marketing and investor engagement.”

Sprott is currently exploring adding a coin delivery alternative to the Sprott Physical Trusts to make their existing physical redemption features more accessible to smaller investors. Adding coin delivery to the Sprott Physical Trusts would be subject to approval by the unitholders of the applicable Sprott Physical Trust.

“At Sprott, we take seriously our responsibility to provide investors with access to ‘best-in-class’ physical bullion vehicles. This includes remaining receptive to unitholder suggestions to improve our products by considering structural changes, such as adding a coin delivery option,” stated James Fox, President of Sprott Asset Management.

GTU and SBT unitholders who have questions regarding the Sprott Exchange Offers are encouraged to call Kingsdale Shareholder Services at 1-888-518-6805.

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Additional Details of the Exchange Offers

Each Exchange Offer will be subject to customary conditions, including, but not limited to, the deposit under such Exchange Offer of units of GTU or SBT, as applicable, that represent not less than 66 2/3% of GTU or SBT units on a fully diluted basis, receipt of all necessary regulatory approvals, no material adverse change in GTU or SBT, the successful completion of the related consent solicitation, no adverse changes to the GTU or SBT declaration of trust, no litigation or regulatory order that may hamper the carrying out of the transaction and that there is no obstacle to successfully effecting the qualifying exchange transaction. Neither Exchange Offer will be conditional on the success of the other Exchange Offer. Each Exchange Offer will be open for acceptance for at least 35 days following the commencement of such Exchange Offer, unless extended or withdrawn.

Neither the GTU Exchange Offer nor the SBT Exchange Offer will be subject to the approval of Sprott Physical Gold Trust’s unitholders or Sprott Physical Silver Trust’s unitholders, respectively.

Concurrently with each of the Exchange Offers and as contemplated under the declaration of trust of each of GTU and SBT, written consents requiring the approval of the holders of at least 66 2/3% of GTU and SBT units would be solicited to, among other things, authorize a qualifying exchange transaction with Sprott Physical Gold Trust and Sprott Physical Silver Trust, respectively; replace the trustees of GTU and SBT (other than the administrator’s nominees), respectively, with nominees to be designated by Sprott; and amend the declaration of trust of each of GTU and SBT to provide that GTU and SBT units are redeemable on demand at NAV and to reduce the tender required for a compulsory acquisition to 66 2/3%. In order for units of GTU or SBT to be tendered to the Exchange Offers, a depositing unitholder will be required to provide the written consent referred to above and appoint Sprott, or an affiliate thereof, as its attorney and proxy holder for, among other things, the purposes of redeeming such unitholder’s units of GTU or SBT, as applicable.

Following a successful Exchange Offer and related consent solicitation, a qualifying exchange transaction would take place whereby substantially all of the assets and liabilities of GTU or SBT, as applicable, would be transferred to the applicable Sprott Physical Trust for units of that Sprott Physical Trust, and immediately thereafter all outstanding units of GTU or SBT, as applicable, would be redeemed for those Sprott Physical Trust units received by GTU or SBT, as applicable, as part of the qualifying exchange transaction. The qualifying exchange transaction would generally occur on a tax-deferred basis for U.S. and Canadian holders of GTU and SBT units.

Sprott intends to formally commence the Exchange Offers as soon as practicable. Full details of each Exchange Offer, and its related consent solicitation, will be set out in a takeover bid circular and accompanying offer documents (collectively, the “Exchange Offer Documents”), which Sprott expects to file with the Canadian securities regulatory authorities. In connection with each Exchange Offer, the applicable Sprott Physical Trust expects to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each a “Registration Statement”), which will contain a prospectus relating to the applicable Exchange Offer (each a “Prospectus”), Sprott and Sprott Physical Gold Trust will also file a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the GTU Exchange Offer. This news release is not a substitute for the Exchange Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO. Such documents are not currently available, but once available GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE EXCHANGE OFFERS. Materials filed with the Canadian securities regulatory authorities will be available electronically without charge at www.sedar.com. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov.

Counsel and Solicitation and Information Agent

Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal advisors to Sprott and the Sprott Physical Trusts.

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Kingsdale Shareholder Services is acting as solicitation and information agent to Sprott and the Sprott Physical Trusts.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott Physical Trusts and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, successful completion and settlement of the Exchange Offers, the value of the units of Sprott Physical Gold Trust and Sprott Physical Silver Trust received as consideration under the GTU Exchange Offer and the SBT Exchange Offer, respectively, reasons to accept the Exchange Offers, the purposes of the Exchange Offers and the potential addition of coin delivery to the Sprott Physical Trusts. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and the Sprott Physical Trusts identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU and SBT; that all required regulatory approvals for the Exchange Offers will be obtained and all other conditions to completion of the Exchange Offers will be satisfied or waived.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading "Risk Factors" in each of the Sprott Physical Trusts’ most recent annual information form and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor either Sprott Physical Trust assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning GTU and SBT

Except as otherwise expressly indicated herein, the information concerning GTU and SBT contained in this news release has been taken from and is based solely upon GTU’s and SBT’s public disclosure on file with the relevant securities regulatory authorities. Neither GTU nor SBT has reviewed this document or confirmed the accuracy and completeness of the information in respect of GTU or SBT contained in this news release. Although neither Sprott nor the Sprott Physical Trusts have any knowledge that would indicate that any information or statements contained in this news release concerning GTU or SBT taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Sprott, either Physical Trust or any of their respective trustees, directors or officers has verified, nor do they assume any responsibility for, the

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accuracy or completeness of such information or statements or for any failure by GTU or SBT to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Sprott and the Sprott Physical Trusts. Sprott and the Sprott Physical Trusts have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from GTU’s and SBT’s publicly available documents or records or whether there has been any failure by GTU or SBT to disclose events that may have occurred or may affect the significance or accuracy of any information.

About Sprott Asset Management

Sprott Asset Management LP is the investment manager to the Sprott Physical Trusts. Important information about each of the Sprott Physical Trusts, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for each of the Sprott Physical Trusts, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in the Sprott Physical Trusts. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.

To learn more about Sprott Physical Gold Trust or Sprott Physical Silver Trust, please visit sprottphysicalbullion.com.

For more information:

Glen Williams

Director of Communications

Sprott Group

Direct: 416-943-4394 or Cell: 647-823-3971

gwilliams@sprott.com

or

Ian Robertson

Kingsdale Shareholder Services

Vice President, Communications

Direct: 416-867-2333 or Cell: 647-621-2646

irobertson@kingsdaleshareholder.com